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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the months of June 2007

Commission File Number: 0-30150

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated June 21, 2007
2	Material Change Report dated June 21, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2007	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

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24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca

Trading Symbol:

TSXV  – BUF.U

OTC\BB – BYBUF

FWB  – B4K

BUFFALO GOLD RELEASES NEW RESOURCE ESTIMATE FOR MT. KARE

Indicated Resources Now Represent 83% of Total

Vancouver, B.C., June 21st, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U)(OTC-BB: BYBUF)(FWB: B4K) is pleased to announce that it has received an updated mineral resource estimate for the Mt. Kare gold project which sees a 22% increase of the total property resources into the indicated category compared to the previous estimate.

The new resource estimate incorporates data from Buffalo’s 2006 infill drilling program.  That program was designed to convert inferred ounces to indicated ounces, as a requirement of the economic study for Buffalo to earn into the Mt. Kare project from Madison Minerals Inc. (“Madison,” TSX-V: MMR). The resource estimate has been successfully increased from 1.1 Million ounces of gold (see Buffalo news release June 26th, 2006) to 1.4 Million ounces of gold in the indicated category, at a gold equivalent cut-off of 1 g/t.  The drilling also delineates a higher grade core which runs most of the length of the Western Roscoelite zone and contains the majority of the 743,000 oz gold or 4.59 million tonnes at 5.04 g/t gold with a gold-equivalent cut-off of 3 g/t.

Table 1.  Mt. Kare Mineral Resource Estimate reported at a several AuEq g/t Cut-offs

Mineral Resource category	Cut-off Equivalent (AuEq g/t)	Ktonnes	Au (g/t)	Ag (g/t)	Contained koz Au
Indicated	1.0 2.0 3.0	18,830 8,559 4,587	2.31 3.66 5.04	17.31 22.51 25.37	1,396 1,008 743
Inferred	1.0 2.0 3.0	5,753 1,331 476	1.56 2.77 3.85	9.53 11.77 11.22	288 119 59

These estimates are based on a block model where the gold-equivalent service variable is derived from the sum of the gold and silver grades under the assumptions of a gold price of US$550/oz and a silver price of US$10/oz (Aueq g/t = Au g/t + (10/550) x Ag g/t).

While the 2006 work increased the understanding and confidence in the mineralization at Mt. Kare, Buffalo believes that there is potential for significant additional mineralization outside of the known zones. Buffalo and Madison therefore agreed in May of 2007 to award Buffalo 60% of the Joint Venture immediately and defer the Type 2 Preliminary Economic Feasibility Study to instead complete detailed exploration work on the many targets throughout the property (see Buffalo news release May 18th 2007).   Based on the recent aeromag survey, geological mapping and surface sampling, the Company has outlined 18 new targets on the Mt. Kare Joint Venture license area and the adjacent 100% owned Buffalo license. Buffalo is currently in the process of following-up on those targets.  New geological team members have been hired and fly-in camps have been established to aid in exploration. In addition, Buffalo has applied for a new 100% owned license adjacent to the current holdings. The new license, if awarded, will increase the total land package by approximately 30%, to approximately 660 square kilometres.   A map showing the new exploration targets is posted on the company’s website www.buffalogold.ca/2006/MtKareProject.asp .

Mineral Resource estimation method

The resource model, including the underlying database and QA/QC verification, were completed by Robert Sim of Longview Technical (www.longviewtechnical.com) and Dr. Bruce Davis in accordance with accepted industry standards.  The basic modeling parameters and approach are summarized as follows:

-

Total of 340 drill holes (55,300m) composited to standard sample length of 2 metres.

-

Nominal block size of 10x10x5mV.

-

Probability shell approach used to control domains of higher-grade gold and silver mineralization.

-

Top-cutting of outlier grades by domain.

-

Ordinary kriging used for grade estimates for gold and silver in model.

-

Inverse distance weighting (IDW to the power of 2) used for bulk density in model.

The updated resource estimate was verified by Lynn Olssen of Snowden Mining Industry Consultants (“Snowden”) (www.snowdengroup.com).  Snowden validated the earlier estimate in its NI 43-101 technical report on the Mt. Kare Project delivered to Buffalo in May 2006. (see Buffalo News Release June 26th 2006).  Snowden reviewed and validated the recent work, and will complete a NI 43-101 technical report incorporating the resource estimate on behalf of Buffalo to be filed on SEDAR within 45 days of this release.  Snowden has reviewed the contents of this release.

Mr. Brian McEwen, P.Geol., President and COO of Buffalo is the qualified person for the Mt. Kare project.

About the Mt. Kare Project

Buffalo’s flagship project is the Mt. Kare gold property in Papua New Guinea. The property is contiguous to Barrick's Porgera Gold Mine property where the various styles of mineralization identified are very similar in geological setting and structural controls to those identified at Mt. Kare.  Buffalo currently has a US$11.4 million exploration program underway at the Mt. Kare project.

About Buffalo Gold

Buffalo's management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. The Company is actively acquiring and advancing gold resources to create producing assets.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

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Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY MAY USE CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

THIS NEWS RELEASE MAY CONTAIN INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE. WE ADVISE U.S. INVESTORS THAT THE S.E.C.'S MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILES WITH THE S.E.C. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.

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Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

June 21, 2007

Item 3

News Release

A press release was issued on June 21, 2007, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo received an updated mineral resource estimate for the Mt. Kare gold project which sees a 22% increase of the total property resources into the indicated category compared to the previous estimate.

Item 5

Full Description of Material Change

Buffalo received an updated mineral resource estimate for the Mt. Kare gold project which sees a 22% increase of the total property resources into the indicated category compared to the previous estimate.

The new resource estimate incorporates data from Buffalo’s 2006 infill drilling program.  That program was designed to convert inferred ounces to indicated ounces, as a requirement of the economic study for Buffalo to earn into the Mt. Kare project from Madison Minerals Inc. (“Madison,” TSX-V: MMR). The resource estimate has been successfully increased from 1.1 Million ounces of gold (see Buffalo news release June 26th, 2006) to 1.4 Million ounces of gold in the indicated category, at a gold equivalent cut-off of 1 g/t.  The drilling also delineates a higher grade core which runs most of the length of the Western Roscoelite zone and contains the majority of the 743,000 oz gold or 4.59 million tonnes at 5.04 g/t gold with a gold-equivalent cut-off of 3 g/t.

Table 1.  Mt. Kare Mineral Resource Estimate reported at a several AuEq g/t Cut-offs

Mineral Resource category	Cut-off Equivalent (AuEq g/t)	Ktonnes	Au (g/t)	Ag (g/t)	Contained koz Au
Indicated	1.0 2.0 3.0	18,830 8,559 4,587	2.31 3.66 5.04	17.31 22.51 25.37	1,396 1,008 743
Inferred	1.0 2.0 3.0	5,753 1,331 476	1.56 2.77 3.85	9.53 11.77 11.22	288 119 59

These estimates are based on a block model where the gold-equivalent service variable is derived from the sum of the gold and silver grades under the assumptions of a gold price of US$550/oz and a silver price of US$10/oz (Aueq g/t = Au g/t + (10/550) x Ag g/t).

While the 2006 work increased the understanding and confidence in the mineralization at Mt. Kare, Buffalo believes that there is potential for significant additional mineralization outside of the known zones. Buffalo and Madison therefore agreed in May of 2007 to award Buffalo 60% of the Joint Venture immediately and defer the Type 2 Preliminary Economic Feasibility Study to instead complete detailed exploration work on the many targets throughout the property (see Buffalo news release May 18th 2007).   Based on the recent aeromag survey, geological mapping and surface sampling, the Company has outlined 18 new targets on the Mt. Kare Joint Venture license area and the adjacent 100% owned Buffalo license. Buffalo is currently in the process of following-up on those targets.  New geological team members have been hired and fly-in camps have been established to aid in exploration. In addition, Buffalo has applied for a new 100% owned license adjacent to the current holdings. The new license, if awarded, will increase the total land package by approximately 30%, to approximately 660 square kilometres.   A map showing the new exploration targets is posted on the company’s website www.buffalogold.ca/2006/MtKareProject.asp .

Mineral Resource estimation method

The resource model, including the underlying database and QA/QC verification, were completed by Robert Sim of Longview Technical (www.longviewtechnical.com) and Dr. Bruce Davis in accordance with accepted industry standards.  The basic modeling parameters and approach are summarized as follows:

-

Total of 340 drill holes (55,300m) composited to standard sample length of 2 metres.

-

Nominal block size of 10x10x5mV.

-

Probability shell approach used to control domains of higher-grade gold and silver mineralization.

-

Top-cutting of outlier grades by domain.

-

Ordinary kriging used for grade estimates for gold and silver in model.

-

Inverse distance weighting (IDW to the power of 2) used for bulk density in model.

The updated resource estimate was verified by Lynn Olssen of Snowden Mining Industry Consultants (“Snowden”) (www.snowdengroup.com).  Snowden validated the earlier estimate in its NI 43-101 technical report on the Mt. Kare Project delivered to Buffalo in May 2006. (see Buffalo News Release June 26th 2006).  Snowden reviewed and validated the recent work, and will complete a NI 43-101 technical report incorporating the resource estimate on behalf of Buffalo to be filed on SEDAR within 45 days of this release.  Snowden has reviewed the contents of this release.

Mr. Brian McEwen, P.Geol., President and COO of Buffalo is the qualified person for the Mt. Kare project.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

June 21, 2007

BUFFALO GOLD LTD.

Per:  Damien Reynolds

_______________________

Damien Reynolds,

Chairman of the Board of Directors

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